FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

Building No.8, Noble Center, Automobile Museum East Road

Fengtai, Beijing 100070

The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-          .

N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

	By	/s/ Baofang Jin
Name: Baofang Jin
Title: Chief Executive Officer

Date: July 10, 2018

Exhibit Index

Exhibit No.	Description

Exhibit 99.1

Press release dated July 10, 2018 —JA Solar Vietnam Secures Long-term Buyer Credit Loan Facility of US$68.4 Million with China Minsheng Bank Corporation Limited Shijiazhuang Branch for Procurement of Equipment at Vietnam Facility